Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Orla Mining Ltd. (“Orla” or the “Company”)

202 – 595 Howe Street

Vancouver, BC

V6C 2T5

Item 2.	Date of Material Change

June 12, 2022

Item 3.	News Release

A news release announcing the material change was issued on June 13, 2022 via CNW and a copy was subsequently filed on SEDAR.

Item 4.	Summary of Material Change

On June 12, 2022, the Company and Gold Standard Ventures Corp. (“Gold Standard” or “GSV”) entered into a definitive agreement (the “Arrangement Agreement”) whereby the Company will acquire all of the issued and outstanding shares of Gold Standard by way of a court-approved plan of arrangement (the “Transaction”).

Item 5.	Full Description of Material Change

On June 12, 2022, the Company and GSV entered into the Arrangement Agreement whereby the Company will acquire all of the issued and outstanding shares of Gold Standard by way of a court-approved plan of arrangement.

Under the terms of the Transaction, Gold Standard shareholders will receive, in exchange for each Gold Standard common share (a “Gold Standard Share”) held, 0.1193 of a common share of Orla and C$0.0001 (the “Consideration”). The Consideration implies a purchase price of C$0.655 per Gold Standard Share, or gross consideration of C$242 million, and represents a 35% premium based on the close of Gold Standard's and Orla's share price on the Toronto Stock Exchange (“TSX”) on June 10, 2022 and a 35% premium based on Gold Standard’s 10-day volume weighted average price on the TSX for the period ended June 10, 2022. Existing shareholders of Orla and Gold Standard will own approximately 87% and 13% of the pro forma company, respectively, following the close of the Transaction.

Gold Standard’s key asset is the 100%-owned South Railroad Project (“South Railroad”), a feasibility-stage, open pit, heap leach project located on the prolific Carlin trend in Nevada. In February 2022, Gold Standard completed a robust feasibility study and permitting activities are currently underway. Gold Standard also owns the Lewis Project (“Lewis”), a large, strategically located, prospective land package on the Battle Mountain trend in Nevada.

BOARD OF DIRECTORS RECOMMENDATION

The Arrangement Agreement has been unanimously approved by the Board of Directors of Orla and Gold Standard. The Board of Directors of Gold Standard recommends that Gold Standard shareholders vote in favour of the Transaction.

TD Securities has provided a fairness opinion to the Board of Directors of Gold Standard stating that, as of the date of such opinion, and based upon and subject to the assumptions, limitations and qualifications stated in such opinion, the consideration to be received by Gold Standard shareholders under the Transaction is fair, from a financial point of view, to Gold Standard shareholders.

Paradigm Capital has provided a fairness opinion to a Special Committee of Gold Standard Directors stating that, as of the date of such opinion, and based upon and subject to the assumptions, limitations and qualifications stated in such opinion, the consideration to be received by Gold Standard shareholders under the Transaction is fair, from a financial point of view, to Gold Standard shareholders.

Trinity Advisors Corporation and Stifel GMP have provided fairness opinions to the Board of Directors of Orla, each stating that, as of the date of such opinions, and based upon and subject to the assumptions, limitations and qualifications stated in such opinion, the consideration to be paid under the Transaction is fair, from a financial point of view, to Orla.

Officers and Directors of Gold Standard, along with a key shareholder of Gold Standard, Newmont Corp., representing in aggregate approximately 5.7% of the issued and outstanding Gold Standard Shares, have entered into voting support agreements with Orla and have agreed to vote in favour of the Transaction.

ACQUISITION STRUCTURE

The Transaction will be effected by way of a court-approved plan of arrangement under the Business Corporations Act (British Columbia) and will require approval by (i) 66⅔% of the votes cast by Gold Standard shareholders, (ii) 66⅔% of the votes cast by Gold Standard security holders (comprised of shareholders, option holders and restricted share unit holders) voting as a single class, at a meeting of Gold Standard securityholders (the “Gold Standard Meeting”), and (iii) a simple majority of the votes cast by Gold Standard shareholders, excluding certain related parties as prescribed by MI 61-101. The Gold Standard Meeting is expected to occur in August 2022. An information circular regarding the Transaction will be filed with regulatory authorities and mailed to Gold Standard’s securityholders in accordance with applicable securities laws. The Transaction is expected to be completed in August 2022 following the Gold Standard Meeting.

The completion of the Transaction remains subject to customary conditions, including receipt of all necessary court and regulatory approvals. The Arrangement Agreement includes customary representations and warranties of each party, non-solicitation covenants by Gold Standard, “right-to-match” provisions in favour of Orla in the event of a Superior Proposal (as defined in the Arrangement Agreement) and a termination fee in favour of Orla in the amount of C$7.3 million should the Arrangement Agreement be terminated in certain circumstances.

None of the securities to be issued pursuant to the Transaction have been or will be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and securities issued in the Transaction are anticipated to be issued in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof and will be issued pursuant to similar exemptions from applicable state securities laws. This material change report does not constitute an offer to sell or the solicitation of an offer to buy any securities. Details regarding these and other terms of the Transaction are set out in the Arrangement Agreement, which will be available in due course on the Company and Gold Standard’s respective profiles on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Contact:	Etienne Morin, Chief Financial Officer
Telephone:	(604) 564-1852

Item 9.	Date of Report

DATED as of this 14th day of June, 2022.

Forward-looking Statements

This material change report contains certain “forward-looking information” and “`forward-looking statements” within the meaning of Canadian securities legislation and within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, including, without limitation, statements regarding: the closing of the Transaction, including receipt of all necessary court, securityholder and regulatory approvals, and the timing thereof. Forward-looking statements are statements that are not historical facts which address events, results, outcomes or developments that the Company expects to occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Certain material assumptions regarding such forward-looking statements were made, including without limitation, assumptions regarding the completion of the Transaction, including receipt of required securityholder, regulatory and court approvals, the price of gold, silver, and copper; the accuracy of mineral resource and mineral reserve estimations; that there will be no material adverse change affecting the Company, Gold Standard or their respective properties; that all required approvals will be obtained, including concession renewals and permitting; that political and legal developments will be consistent with current expectations; that currency and exchange rates will be consistent with current levels; and that there will be no significant disruptions affecting the Company, Gold Standard or their respective properties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: the failure to obtain securityholder, regulatory or court approvals in connection with the Transaction; risks related to the successful integration of acquisitions; uncertainty and variations in the estimation of mineral resources and mineral reserves, including risks that the interpreted drill results may not accurately represent the actual continuity of geology or grade of the deposit, bulk density measurements may not be representative, interpreted and modelled metallurgical domains may not be representative, and metallurgical recoveries may not be representative; the Company’s reliance on Camino Rojo and risks associated with its start-up phase; financing risks and access to additional capital; risks related to natural disasters, terrorist acts, health crises and other disruptions and dislocations, including by the COVID-19 pandemic; risks related to the Company’s indebtedness; success of exploration, development, and operation activities; foreign country and political risks, including risks relating to foreign operations and expropriation or nationalization of mining operations; concession risks; permitting risks; environmental and other regulatory requirements; delays in or failures to enter into a subsequent agreement with Fresnillo Plc with respect to accessing certain additional portions of the mineral resource at Camino Rojo and to obtain the necessary regulatory approvals related thereto; the mineral resource estimations for Camino Rojo being only estimates and relying on certain assumptions; the Layback Agreement with Fresnillo Plc remaining subject to the transfer of surface rights; delays in or failure to get access from surface rights owners; risks related to guidance estimates and uncertainties inherent in the preparation of feasibility and pre-feasibility studies, including but not limited to, assumptions underlying the production estimates not being realized, changes to the cost of production, variations in quantity of mineralized material, grade or recovery rates, geotechnical or hydrogeological considerations during mining differing from what has been assumed, failure of plant, equipment or processes, changes to availability of power or the power rates, ability to maintain social license, changes to exchange, interest or tax rates, cost of labour, supplies, fuel and equipment rising, changes in project parameters, delays, and costs inherent to consulting and accommodating rights of local communities; uncertainty in estimates of production, capital, and operating costs and potential production and cost overruns; the fluctuating price of gold, silver, and copper; global financial conditions; uninsured risks; competition from other companies and individuals; uncertainties related to title to mineral properties; conflicts of interest; risks related to compliance with anti-corruption laws; volatility in the market price of the Company's securities; assessments by taxation authorities in multiple jurisdictions; foreign currency fluctuations; the Company’s limited operating history; risks related to the Company’s history of negative operating cash flow; litigation risks; intervention by non-governmental organizations; outside contractor risks; risks related to historical data; unknown labilities in connection with acquisitions; the Company’s ability to identify, complete, and successfully integrate acquisitions; dividend risks; risks related to the Company’s foreign subsidiaries; risks related to the Company’s accounting policies and internal controls; the Company’s ability to satisfy the requirements of the Sarbanes-Oxley Act of 2002; enforcement of civil liabilities; the Company’s status as a passive foreign investment company for U.S. federal income tax purposes; information and cyber security; gold industry concentration; shareholder activism; risks associated with executing the Company’s objectives and strategies, as well as those risk factors discussed in the Company's most recently filed management's discussion and analysis, as well as its annual information form dated March 18, 2022, to be available on www.sedar.com and www.sec.gov. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.